Exhibit 99.1

GENFIT: Half-Year Report of Liquidity Contract with Crédit Industriel et Commercial

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland) July 9, 2024 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced the half-year report of the liquidity contract with Crédit Industriel et Commercial.

Under the liquidity contract GENFIT has with Crédit Industriel et Commercial, the following resources appeared on the liquidity account as of June 30, 2024:

•	131,000 shares
•	€700 885.51

During the first half of 2024, total trading was:

•	On the buy side: 1 515,865 shares for a total amount of €5,499,002.56

•	On the sell side: 1 532,677 shares for a total amount of €5,669,272.79 During this same period, the number of trades were:

•	On the buy side: 2,256
•	On the sell side: 2,012

As a reminder, upon signing of the contract, the following resources appeared on the liquidity account:

•	27, 911 shares
•	€769 849,43

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ,

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SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was exemplified in the FDA’s accelerated approval of IQIRVO® (elafibranor1) for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non- alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about GENFIT’s research and development programs. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024 and

1 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark IQIRVO®.

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subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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APPENDIX H1 2024

	Buy side			Sell-side
Date	Number of executions	Number of shares	Traded amounts in EUR	Number of executions	Number of shares	Traded amounts in EUR
TOTAL	2 256	1 515 865	5 499 002,56	2 012	1 532 677	5 669 272,79
02/01/2024	20	15001	54 728,60	44	67299	246 531,04
03/01/2024	20	24570	92 373,37	33	27528	104 315,70
04/01/2024	27	21790	81 057,27	38	12724	47 598,19
05/01/2024	46	40442	146 853,80	20	8106	29 367,79
08/01/2024	27	26976	94 566,26	26	17813	63 060,34
09/01/2024	37	24367	86 272,58	18	25934	92 719,50
10/01/2024	26	29612	102 891,63	7	8128	28 366,80
11/01/2024	26	18543	63 060,66	11	9887	33 985,77
12/01/2024	11	12166	41 322,79	8	14152	48 363,75
15/01/2024	22	23972	80 216,54	10	5131	17 240,16
16/01/2024	40	28677	94 811,61	14	14428	48 312,01
17/01/2024	116	39086	124 922,76	11	13537	43 114,40
18/01/2024	17	17938	57 074,23	13	15101	48 777,14
19/01/2024	17	8516	26 962,76	6	4965	15 909,25
22/01/2024	23	21001	69 693,29	95	96736	323 324,60
23/01/2024	35	19854	71 395,38	59	43854	157 143,79
24/01/2024	18	20883	76 614,30	36	30883	114 842,76
25/01/2024	29	27704	101 327,66	25	27704	102 086,47
26/01/2024	27	39500	142 628,58	2	2	7,34
29/01/2024	32	17001	61 163,65	23	30200	109 590,97
30/01/2024	22	10488	39 125,59	13	11300	42 502,01
31/01/2024	4	2091	7 707,91	1	1	3,72
01/02/2024	25	25594	92 362,86	7	5429	19 816,01
02/02/2024	18	12001	43 093,55	28	17171	61 917,94
05/02/2024	22	27832	98 386,12	29	18473	65 209,69
06/02/2024	8	6000	21 255,00	40	72699	259 700,76
07/02/2024	26	30739	108 303,64	5	5001	18 103,62
08/02/2024	24	14467	50 178,93	13	18701	65 251,34
09/02/2024	15	14885	51 343,43	7	7945	27 618,09

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12/02/2024	52	42657	154 536,50	42	66333	238 579,90
13/02/2024	30	19660	68 994,80	14	4660	16 820,50
14/02/2024	6	5001	17 340,97	3	5001	17 503,50
15/02/2024	16	15002	52 269,52	18	12531	43 910,25
16/02/2024	3	5001	17 828,57	19	11971	42 940,22
19/02/2024	15	10499	37 096,54	6	4450	15 903,01
20/02/2024	21	15170	52 462,26	3	2501	8 778,48
21/02/2024	26	20035	67 418,38	7	3092	10 450,99
22/02/2024	16	12451	41 475,28	20	24141	81 334,65
23/02/2024	7	10031	33 604,35	4	3154	10 723,57
26/02/2024	11	7182	23 630,29	11	7182	23 773,93
27/02/2024	2	2494	8 280,08	4	6752	22 672,27
28/02/2024	16	20037	66 137,33	13	9292	30 539,09
29/02/2024	32	29383	94 700,53	4	4534	14 651,98
01/03/2024	11	9765	30 847,34	16	15863	50 722,42
04/03/2024	16	14225	46 783,46	20	12041	39 944,45
05/03/2024	24	18730	60 015,98	3	2501	8 103,24
06/03/2024	17	7334	23 581,89	5	6907	22 315,34
07/03/2024	29	14223	45 711,30	11	9223	29 820,73
08/03/2024	7	9489	30 243,25	6	5105	16 318,80
11/03/2024	20	10595	33 999,25	16	11247	36 350,64
12/03/2024	7	2316	7 455,46	6	6475	20 981,01
13/03/2024	11	10101	32 563,70	28	18414	60 030,74
14/03/2024	7	8614	27 799,53	7	4902	15 881,55
15/03/2024	25	18874	59 776,03	13	7416	23 517,55
18/03/2024	21	10233	32 463,58	8	12501	39 915,69
19/03/2024	20	13621	44 243,19	29	18210	59 488,06
20/03/2024	19	12925	41 349,14	18	12501	40 390,73
21/03/2024	12	4921	15 840,99	6	3921	12 693,26
22/03/2024	8	3001	9 953,27	17	9425	31 091,10
25/03/2024	2	2501	8 303,35	5	5001	16 728,35
26/03/2024	10	8001	26 583,40	4	2415	8 138,55
27/03/2024	6	4587	15 220,49	8	5001	16 753,30
28/03/2024	8	7915	26 048,66	9	7501	24 990,86
02/04/2024	19	15001	49 115,82	5	2267	7 571,78
03/04/2024	6	5001	16 065,71	5	7501	24 340,75
04/04/2024	14	8181	26 591,69	2	2501	8 178,27
05/04/2024	57	27274	86 585,13	3	3001	9 593,24
08/04/2024	14	6720	21 244,81	28	12493	40 004,46
09/04/2024	10	4323	13 873,59	14	11823	38 395,07

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10/04/2024	6	4549	14 692,36	8	3049	9 893,79
11/04/2024	8	4501	14 818,24	16	14005	46 626,71
12/04/2024	10	2501	8 388,35	8	3247	11 027,40
15/04/2024	22	8660	28 376,48	2	2001	6 643,32
16/04/2024	30	10400	33 239,44	10	7651	24 585,80
17/04/2024	11	6459	20 550,02	8	4501	14 350,67
18/04/2024	2	1501	4 758,19	5	3001	9 573,19
19/04/2024	25	4284	13 519,15	4	548	1 726,21
22/04/2024	6	942	2 985,58	10	8646	27 778,91
23/04/2024	11	2500	8 080,00	12	4148	13 477,52
24/04/2024	9	2501	8 030,74	1	1	3,24
25/04/2024	8	3808	12 149,46	1	1	3,21
26/04/2024	2	401	1 267,18	11	1127	3 597,64
29/04/2024	1	1	3,21	9	1875	6 038,76
30/04/2024	11	2295	7 366,54	4	1501	4 878,23
02/05/2024	2	153	489,6	2	272	883,95
03/05/2024	11	1001	3 238,21	8	3480	11 367,45
06/05/2024	4	2030	6 657,20	6	4251	14 050,75
07/05/2024	1	1	3,26	3	2002	6 546,54
08/05/2024	4	1501	5 010,82	27	23822	79 591,21
09/05/2024	3	941	3 158,57	11	4247	14 325,09
10/05/2024	8	2026	6 856,51	29	15855	54 238,53
13/05/2024	12	5776	19 620,84	29	3259	11 351,81
14/05/2024	5	1180	3 984,13	6	1918	6 544,20
15/05/2024	11	2476	8 314,14	29	13980	47 819,99
16/05/2024	1	1	3,47	5	1001	3 465,80
17/05/2024	10	2401	8 291,30	7	6101	21 244,84
20/05/2024	1	1	3,48	64	26344	92 536,99
21/05/2024	7	3589	13 223,49	6	1338	4 940,65
22/05/2024	6	3293	12 137,64	44	18546	72 575,69
23/05/2024	24	8917	36 812,14	29	16372	68 980,48
24/05/2024	7	2370	9 717,24	19	4370	18 355,57
27/05/2024	18	5251	21 839,22	7	3751	15 724,19
28/05/2024	2	501	2 144,20	9	4202	17 978,55
29/05/2024	1	1	4,31	24	18300	83 270,49
30/05/2024	5	1501	8 054,83	24	10501	54 139,80
31/05/2024	34	29001	142 793,38	14	6001	31 625,81
03/06/2024	22	21001	98 104,70	34	35001	168 654,77
04/06/2024	6	6001	29 640,08	24	9001	45 605,10
05/06/2024	33	28453	137 739,27	83	35453	173 952,98

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06/06/2024	4	2001	9 604,80	30	24526	120 530,08
07/06/2024	7	5001	24 544,81	36	22476	112 524,30
10/06/2024	12	6001	29 204,95	15	8001	39 714,88
11/06/2024	26	16001	79 795,55	28	16001	80 764,73
12/06/2024	45	26201	120 430,80	24	16627	76 926,15
13/06/2024	65	40001	179 794,49	6	7575	35 330,25
14/06/2024	70	45001	188 049,28	14	21001	86 794,40
17/06/2024	25	15001	56 793,79	11	15001	57 808,75
18/06/2024	11	6501	25 780,30	14	8001	32 584,07
19/06/2024	26	17001	66 196,96	4	6001	23 833,93
20/06/2024	13	4001	14 903,73	12	7501	28 406,21
21/06/2024	38	12001	45 438,91	9	6001	22 783,88
24/06/2024	28	17001	62 773,81	13	8001	29 388,79
25/06/2024	17	9001	33 182,01	14	11001	41 373,66
26/06/2024	16	5001	18 363,72	15	11001	40 491,05
27/06/2024	3	1001	3 688,72	7	4001	14 888,72
28/06/2024	17	9709	34 658,80	6	2709	9 529,88

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